UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 25, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934

BRF – Brasil Foods S.A.

File No. 001-15148 - CF#28320

BRF – Brasil Foods S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on July 18, 2011, as amended on October 24, 2012.

Based on representations by BRF – Brasil Foods S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 1	through October 1, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel